UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MDC Partners Inc.

(Name of Issuer)

Class A Subordinate Voting Shares without par value

(Title of Class of Securities)

552697104

(CUSIP Number)

Miles S. Nadal

MDC Partners Inc.

c/o Platinum Pineapple

PO Box SS-19221

Nassau, Bahamas

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104	13D/A

1		NAMES OF REPORTING PERSONS Miles S. Nadal
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 5,600,573
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 5,600,573
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,600,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%(1)
14		TYPE OF REPORTING PERSON IN

(1) Based on 50,283,325 Class A Shares of the Issuer outstanding as of April 15, 2014, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 25, 2014.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Miles S. Nadal (the “Reporting Person”) on March 26, 2007 (the “Schedule 13D”) relating to the Class A Shares (as defined below) of the Issuer (as defined below). Except as specifically amended and supplemented by this Amendment No. 1, all other provisions of the Schedule 13D remain in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as set forth below:

This statement on Schedule 13D relates to the Class A Subordinate Voting Shares without par value (the “Class A Shares”), of MDC Partners Inc., a Canadian corporation (the “Issuer”). The address of the principal executive office of the Issuer is 745 Fifth Avenue, 19th Floor, New York, NY 10151, and its registered address is 45 Hazelton Avenue, Toronto, Ontario M5R 2E3.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as set forth below:

(a)     Miles S. Nadal

(b)     Mr. Nadal’s address is c/o Platinum Pineapple, PO Box SS-19221, Nassau, Bahamas.

(c)     Mr. Nadal is Chairman of the Board and Chief Executive Officer of the Issuer. The address of the principal executive office of MDC Partners is 745 Fifth Avenue, 19th Floor, New York, NY 10151, and its registered address is 45 Hazelton Avenue, Toronto, Ontario M5R 2E3.

(d)     Mr. Nadal has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, Mr. Nadal has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws..

(f)     Mr. Nadal is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is amended and restated as set forth below:

Mr. Nadal spent approximately $7.7 million to acquire the Class A shares reported as beneficially owned herein. The funds used to purchase the Class A Shares reported in this statement were derived from: (i) certain personal lines of credit and margin accounts available to Mr. Nadal through the financial institutions named in Item 6 and (ii) Mr. Nadal’s personal funds. In addition, Mr. Nadal acquired securities of the Issuer through grants of executive compensation and the vesting, exercise and/or settlement thereof.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated as set forth below:

Mr. Nadal owns securities of the Issuer for investment purposes. Mr. Nadal intends to review on a continuing basis his investment in the Issuer and may from time to time increase or decrease his investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to Mr. Nadal, general stock market and economic conditions, tax considerations and other factors.

In his capacity as Chairman of the Board of Directors and Chief Executive Officer of the Issuer, Mr. Nadal intends to continue taking an active role in the Issuer’s management.

Notwithstanding the above, on May 13, 2014, the Issuer and Mr. Nadal entered into an underwriting agreement (the “Underwriting Agreement”) and a price determination agreement (the “Price Determination Agreement”) with BMO Capital Markets Corp. (the “Underwriter”). Pursuant to such agreements, Mr. Nadal agreed to sell 3,500,000 of his Class A Shares in a registered secondary public offering to the Underwriter at a price of $23.14 per share. The Underwriter has an option to purchase up to 525,000 additional Class A Shares from Mr. Nadal. The offering closed on May 16, 2014.

The foregoing description of the terms of the Underwriting Agreement and Price Determination Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which were attached to the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on May 16, 2014, and are incorporated herein by reference.

Item 6 of the Schedule 13D is incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as set forth below:

(a) As of May 16, 2014, the Reporting Person beneficially owned an aggregate of 5,600,573 Class A Shares, representing an aggregate of 11.1% of the outstanding Class A Shares. This amount does not include 91,810 Restricted Stock Units that do not vest within 60 days of the date hereof.

(b) Mr. Nadal has the sole power to vote and the sole power to dispose or to direct the disposition of all of his beneficially owned Class A Shares.

(c) Transactions by the Reporting Person in Class A Shares effected since the most recent filing of Schedule 13D are set forth on Schedule 1 attached hereto.

(d) Not applicable.

(e) Nadal Investments Company, a Nova Scotia corporation, Nadal Investments II Company, a Nova Scotia corporation, Nadal Investments III Company, a Nova Scotia corporation, and Nadal Investments Limited, a Bahamian corporation, previously reported as reporting persons on the Schedule 13D.  As of August 1, 2007, Nadal Investments Company, Nadal Investments II Company and Nadal Investments III Company dissolved and ceased to beneficially own any Class A Shares.  Nadal Investments Limited ceased to beneficially own Class A Shares in 2010.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by replacing the third paragraph thereof with the following:

The Issuer entered into a Management Services Agreement, effective April 27, 2007, as amended on July 30, 2010, as amended and restated on May 6, 2013, as may be further amended from time to time (the “Services Agreement”) with Nadal Management Limited (“NML”), a Malta corporation wholly owned by Mr. Nadal. The Services Agreement, pursuant to which the Issuer retained NML as a consultant to render certain management services, including the personal services of Mr. Nadal as Chief Executive Officer and Chairman of the board of directors of the Issuer. In addition to an annual retainer fee and an annual incentive bonus, the Services Agreement provides that the Issuer may, in the discretion of the Compensation Committee, grant long term equity incentives (or cash) with a targeted grant date value of up to 300% of his then current retainer (base salary).

Mr. Nadal has received awards of service-based and financial performance-based restricted stock units and stock appreciation rights as incentive compensation under various of the Issuer’s compensation plans. As of the date hereof, Mr. Nadal and the Issuer are parties to a restricted stock unit agreement with respect to 91,810 as yet unvested Class A Shares (that do not vest within 60 days of the date hereof). Mr. Nadal also received an LTIP Award Grant under the Issuer’s 2014 Long-Term Cash Incentive Compensation Plan. The forms of such agreements have been filed with the SEC as exhibits to the periodic reports by the Issuer and the principal terms of the restricted unit award agreement have been reported by Mr. Nadal in footnotes to the applicable Form 4 filed with the SEC. The Class A Shares underlying the 91,810 as yet unvested Restricted Stock Units are not deemed to be beneficially owned by Mr. Nadal.

Additionally, Mr. Nadal has pledged a total of 5,130,116 Class A Shares as collateral for the margin accounts he maintains with Comerica Securities Inc., RBC Dominion Securities Inc., and CIBC Wood Gundy, a division of CIBC World Markets Inc.

Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended by inserting the following Exhibit 10.6 thereof:

Exhibit 10.7-    Management Services Agreement, dated April 27, 2007, among the Issuer, Nadal Management, and Mr. Nadal, (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2007).

Exhibit 10.8-    Amendment to Management Services Agreement, dated July 30, 2010, among the Issuer, Nadal Management, and Mr. Nadal (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed on July 30, 2010).

Exhibit 10.9-    2005 Stock Incentive Plan of the Issuer, as amended on June 2, 2009 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 5, 2009).

Exhibit 10.10-  Stock Appreciation Right Plan amended and restated as of June 2, 2009 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 5, 2009).

Exhibit 10.11-  Form of Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.12.6 to the Issuer’s Annual Report on Form 10-K filed on March 10, 2010).

Exhibit 10.12-  Form of Service-Based and Financial Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 of the Issuer’s Form 10-Q filed on November 8, 2007).

Exhibit 10.13-  Form of Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q filed on October 9, 2005).

Exhibit 10.14 - Form of Restricted Stock Unit Grant Agreement (2011) (incorporated by reference to Exhibit 10.12.10 to the Issuer’s Form 10-K filed on March 14, 2011).

Exhibit 10.15 - Form of Restricted Stock Unit Grant Agreement (2011 Plan) (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on June 1, 2011).

Exhibit 10.16 - Form of Restricted Stock Unit Grant Agreement (2012) (incorporated by reference to Exhibit 10.13.4 of the Issuer’s Form 10-K filed on March 15, 2012).

Exhibit 10.17 - Amended and Restated Management Services Agreement dated as of May 6, 2013, by and among MDC Partners Inc.; Nadal Management Limited; Nadal Financial Corporation and Miles Nadal (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 10-Q filed on August 2, 2013).

Exhibit 10.18 - 2011 Stock Incentive Plan of the Company, as approved and adopted by the shareholders of the Company on June 1, 2011 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on June 1, 2011).

Exhibit 10.19 - Form of Restricted Stock Unit (RSU) Grant Agreement (2011 Plan) (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on June 1, 2011).

Exhibit 10.20 Form of 2014 Financial-Performance Based Restricted Stock Grant Agreement (incorporated by reference to Exhibit 10.10.5 to the Issuer’s Form 10-K filed on March 10, 2014).

Exhibit 10.21 – Underwriting Agreement dated as of May 13, 2014, by and among the Issuer, BMO Capital Markets Corp. and Miles S. Nadal (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K filed on May 16, 2014).

Exhibit 10.22 – Price Determination Agreement dated May 13, 2014, among the Issuer, BMO Capital Markets Corp. and Miles S. Nadal (incorporated by reference to Exhibit 1.2 to the Issuer’s Form 8-K filed on May 16, 2014).

Schedule 1 – Transaction History

Signature

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2014

/s/ Miles S. Nadal
Miles S. Nadal

SCHEDULE 1

Transaction History

The below reflects transactions by the Reporting Person that were effected since the most recent filing of the Schedule 13D. Transactions effected prior to November 26, 2013 reported below do not reflect adjustments resulting from the Issuer’s 3 for 2 stock split, effective as of November 26, 2013.

The following transactions were effected by the Reporting Person on the open market since the most recent filing of the Schedule 13D:

Date	Nature of Transaction	Number of Class A Shares Purchased/(Sold)	(Weighted) Average Price per Share

05/16/2014	Registered Secondary Public Offering	(3,500,000)	$23.14
03/13/2014	Open Market Purchase	5,000	$22.00
03/12/2014	Open Market Purchase	25,000	$21.06
03/02/2012	Open Market Purchase	10,000	$13.46
11/02/2011	Open Market Purchase	5,000	$15.33
11/02/2011	Open Market Purchase	5,000	$15.55
09/09/2011	Open Market Purchase	5,000	$14.14
08/30/2011	Open Market Purchase	838	$16.36
08/29/2011	Open Market Purchase	4,162	$15.99
08/29/2011	Open Market Purchase	5,000	$15.99
08/03/2011	Open Market Purchase	5,000	$18.37
08/03/2011	Open Market Purchase	10,000	$17.91
06/08/2011	Open Market Purchase	10,000	$15.99
05/20/2011	Open Market Purchase	10,000	$18.52
05/11/2011	Open Market Purchase	10,000	$16.44
05/05/2011	Open Market Purchase	5,000	$15.78
05/05/2011	Open Market Purchase	5,000	$15.51
04/04/2011	Open Market Purchase	5,000	$16.77
03/31/2011	Open Market Purchase	10,000	$16.44
11/05/2010	Open Market Purchase	5,000	$13.55
11/01/2010	Open Market Purchase	15,000	$13.97
09/13/2010	Open Market Purchase	15,000	$13.14
08/24/2010	Open Market Purchase	25,000	$11.48
08/20/2010	Open Market Purchase	14,400	$12.12
08/19/2010	Open Market Purchase	7,353	$12.01
08/18/2010	Open Market Purchase	15,045	$12.04
08/17/2010	Open Market Purchase	3,300	$12.02
08/16/2010	Open Market Purchase	9,902	$11.87
08/12/2010	Open Market Purchase	16,500	$11.98
08/11/2010	Open Market Purchase	8,500	$12.00
08/05/2010	Open Market Purchase	7,500	$12.58
08/04/2010	Open Market Purchase	5,000	$12.29
08/03/2010	Open Market Purchase	63,288	$12.35
06/04/2010	Open Market Purchase	10,000	$12.05
05/26/2010	Open Market Purchase	6,827	$11.30
05/25/2010	Open Market Purchase	7,873	$10.81
05/24/2010	Open Market Purchase	5,300	$10.90
03/01/2010	Open Market Purchase	25,000	$9.50
03/19/2008	Open Market Sale	(150,000)	$6.98
10/03/2007	Open Market Sale	(298,940)	$11.00

The following reflects grants of Restricted Stock Units to the Reporting Person since the most recent filing of the Schedule 13D:

Grant Date	Number of Shares of Class A Common Stock Awarded
3/20/2007	283,614
11/14/2007	87,800
2/25/2008	151,854
2/25/2008	374,040
2/12/2010	125,641
2/12/2010	349,650
3/11/2010	13,754
1/26/2011	100,000
3/7/2011	377,465
6/2/2011	251,960
2/14/2012	456,578
2/14/2013	118,725
8/5/2013	668,010
10/7/2013	336,066
2/20/2014	91,810

All Restricted Stock Units reported above, other than the grant on February 20, 2014, have fully vested. The 91,810 Restricted Stock Units granted on February 20, 2014 do not vest within 60 days and are not included in the Reporting Person’s beneficial ownership reported in this Schedule 13D.